UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GENTIVA HEALTH SERVICES, INC.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

37247A102

(CUSIP Number)

Kindred Healthcare, Inc.

Joseph L. Landenwich

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, KY 40202-2412

(502) 596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37247A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kindred Healthcare, Inc. (I.R.S. Identification No. 61-1323993)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100
	8.	Shared Voting Power 5,369,994 (See Item 5)
	9.	Sole Dispositive Power 100
	10.	Shared Dispositive Power 5,369,994 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,369,994
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.6% (See Item 5)
14.	Type of Reporting Person CO

Item 1. Security and Issuer

This statement relates to shares of common stock of Gentiva Health Services, Inc. (“Gentiva”), par value $0.10 per share (the “Shares”). The address and principal executive office of Gentiva is 3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339.

Item 2. Identity and Background

This statement is being filed on behalf of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”). The principal executive offices of Kindred are located at 680 South Fourth Street, Louisville, KY 40202-2412. Kindred is a healthcare services company that through its subsidiaries operates transitional care hospitals, inpatient rehabilitation hospitals, nursing centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of Kindred, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, neither Kindred nor, to the best knowledge of Kindred, any executive officer, director or controlling person of Kindred named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Kindred nor, to the best knowledge of Kindred, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of Kindred, each executive officer, director or controlling person of Kindred is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4, Kindred may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of entering into the Voting Agreement with certain stockholders of Gentiva. Kindred has not paid any consideration to such stockholders in connection with the execution and delivery of the Voting Agreement described under Item 4 of this statement.

Item 4. Purpose of Transaction

On October 9, 2014, Kindred, Kindred Healthcare Development 2, Inc., a Delaware corporation and wholly owned subsidiary of Kindred (“Merger Sub”), and Gentiva entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of Gentiva by Kindred. Upon the terms and subject to the conditions set forth in the Merger Agreement and following the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, Merger Sub will be merged with and into Gentiva (the “Merger”), with Gentiva continuing as the surviving company in the Merger and a wholly owned subsidiary of Kindred. At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than shares held by Kindred, Gentiva and their respective wholly owned subsidiaries (which will be cancelled) and shares that are owned by stockholders who have properly exercised and perfected a demand for appraisal rights under Delaware law), including each deferred share unit, will be converted into the right to receive (i) $14.50 in cash (the “Cash Consideration”), without interest and (ii) 0.257 shares of a validly issued, fully paid and nonassessable share of common stock, par value $0.25 per share, of Kindred (“Kindred Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including, among others, adoption of the Merger Agreement by the requisite vote of Gentiva’s stockholders and certain other customary closing conditions. The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

The purpose of the Merger is to enable Kindred to acquire Gentiva pursuant to the terms of the Merger Agreement. Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Kindred and Merger Sub to enter into the Merger Agreement, Kindred entered into a Voting and Support Agreement, dated October 9, 2014 (the “Voting Agreement”), with each of the directors and executive officers of Gentiva (and certain trusts affiliated with certain of such persons) as set forth on Schedule A of the Voting Agreement (the “Stockholders”), in their capacity as stockholders of Gentiva, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the Voting Agreement and as more fully described therein, each Stockholder has agreed, among other things, to: (i) vote its beneficially owned Shares (including Shares subsequently acquired by the Stockholder after the date of the Voting Agreement, including by means of purchase, dividend or distribution or Shares received due to the exercise of options or otherwise (the “Subject Shares”)) in favor of (a) the Merger, (b) any proposal to postpone or adjourn a meeting of Gentiva stockholders in the event there are not sufficient votes to adopt the Merger Agreement and (c) against any proposals for an alternative business combination transaction or which would be reasonably likely to prevent, materially impede or materially delay the Merger; and (ii) comply with certain restrictions on the transfer or disposition of such Subject Shares, in each case subject to the terms and conditions contained therein. If Gentiva’s board of directors changes its recommendation with respect to the Merger Agreement, the aggregate proportion of the Subject Shares to be voted in favor of the Merger Agreement pursuant to the Voting Agreement is capped at 15% of the outstanding Shares. The Voting Agreement will terminate with respect to any Stockholder upon the earliest to occur of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement pursuant to and in compliance with its terms and (iii) the entry without the prior written consent of such Stockholder into any amendment or modification of the Merger Agreement, or any written waiver of Gentiva’s rights under the Merger Agreement, in each case, which results in a decrease in, or change in the composition of, the Merger Consideration or an extension of the End Date (as defined in the Merger Agreement) or which is otherwise adverse to any of the Stockholders in any material respect.

Kindred did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. The purpose of the Voting Agreement is to increase the likelihood that the Merger will be consummated.

Upon consummation of the Merger, the directors and officers of Merger Sub shall be appointed as the directors and officers, respectively, of Gentiva until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with Gentiva’s certificate of incorporation and bylaws. Thereafter, Kindred intends to integrate Gentiva’s business and operations with those of Kindred under the direction of Kindred’s management. In addition, at the effective time of the Merger, the Certificate of Incorporation of Gentiva will be amended and restated so as to read in its entirety as set forth in Exhibit A to the Merger Agreement and the Bylaws of Gentiva will be amended and restated to become the Bylaws of Merger Sub in effect immediately prior to the effective time of the Merger.

Upon consummation of the Merger, the Shares will no longer be eligible for listing on the NASDAQ Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and Kindred will cause them to be delisted and deregistered.

Other than as described in this Item 4, Kindred currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. Kindred intends to continue to review Gentiva and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Merger and the appointment of directors to the Gentiva Board of Directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5. Interest in Securities of the Issuer

(a)    Not including Shares that the Stockholders may subsequently receive due to the exercise of options, as a result of entering into the Voting Agreement, as of October 9, 2014, Kindred may be deemed to have acquired beneficial ownership of an aggregate of 5,369,994 Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose. Such Shares represented approximately 14.6% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Kindred under Section 13(d) of the Act.

Including Shares that the Stockholders may subsequently receive due to the exercise of options within 60 days of the date of this Schedule 13D, as a result of entering into the Voting Agreement, as of October 9, 2014, Kindred may be deemed to have acquired beneficial ownership of an aggregate of 7,491,428 Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose. Such Shares represented approximately 20.3% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of Kindred under Section 13(d) of the Act.

All percentages of Shares beneficially owned described in this statement are based upon 36,904,186 Shares outstanding as of October 8, 2014, as represented by Gentiva in the Merger Agreement discussed in Item 4 above.

Kindred owns 100 Shares through Merger Sub.

See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(b)    Kindred may be deemed to share with the signatories of the Voting Agreement the power to vote the Subject Shares solely with respect to those matters described in Item 4 of this statement and in the Voting Agreement, which are incorporated herein by reference.

Kindred also may be deemed to share with the signatories of the Voting Agreement the power to dispose of the Subject Shares subject thereto solely to the extent that the Voting Agreement restricts the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Voting Agreement, which are incorporated herein by reference.

Kindred has sole voting and dispostive power with respect to the 100 Shares owned by Merger Sub.

Except as described herein, Kindred is not entitled to any rights as a stockholder of Gentiva in respect of the Subject Shares, and, therefore, Kindred disclaims beneficial ownership of the Subject Shares.

To the knowledge of Kindred, none of the persons set forth on Schedule I hereto beneficially owns any Shares.

(c)    To the knowledge of Kindred, no transactions in Shares have been effected during the past 60 days by either Kindred or any person set forth on Schedule I hereto.

(d)    To the knowledge of Kindred, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither Kindred nor, to the best knowledge of Kindred, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Gentiva or its subsidiaries.

Item 7. Material to be Filed as Exhibits

1.	Agreement and Plan of Merger, dated as of October 9, 2014, by and among Gentiva Health Services, Inc., Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Kindred Healthcare, Inc. on October 14, 2014).

2.	Voting and Support Agreement, dated as of October 9, 2014, by and among Kindred Healthcare, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Kindred Healthcare, Inc. on October 14, 2014).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2014	Kindred Healthcare, Inc.

	By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

Schedule I

The following table sets forth the names, principal occupations and five-year employment histories of the directors and executive officers of Kindred. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Kindred. The business address for each person is 680 South Fourth Street, Louisville, KY 40202-2412.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Board of Directors

Phyllis R. Yale	Chair. Ms. Yale has served as a director of Kindred since January 2010 and as chair since May 2014. Ms. Yale has been an advisory partner with Bain & Company Inc., a global management consulting firm, since July 2010. Ms. Yale was a partner with Bain & Company Inc. from 1987 to July 2010. She currently serves as a director of Blue Cross Blue Shield of Massachusetts.

Joel Ackerman	Mr. Ackerman has served as a director of Kindred since December 2008. Mr. Ackerman has served as Chief Executive Officer and a director of Champions Oncology, Inc. (OTC:CSBR), a company engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs, since October 2010. Previously, Mr. Ackerman was a Senior Portfolio Fellow with the Acumen Fund, a non-profit global venture fund that uses entrepreneurial approaches to solve the problems of poverty, from November 2009 to July 2010, and Managing Director and head of the Health Services Group at Warburg Pincus LLC, a global private equity firm, from January 1998 to September 2008. Mr. Ackerman served as a director of Coventry Health Care, Inc. (NYSE:CVH), a national managed healthcare company, from November 1999 to May 2013.

Jonathan D. Blum	Mr. Blum has served as a director of Kindred since December 2008. Mr. Blum has served as the Chief Global Nutrition Officer for Yum! Brands, Inc. (NYSE:YUM), a restaurant company with over 40,000 restaurants in more than 130 countries and territories and ranked number 201 in the Fortune 500, since March 2012, and as Senior Vice President and Chief Public Affairs Officer since 1997.

Thomas P. Cooper, M.D.	Dr. Cooper has served as a director of Kindred since May 2003. Dr. Cooper is the founder and Vice Chairman of Vericare Management, Inc. (“Vericare”), a provider of mental health services to patients in long-term care facilities. Dr. Cooper has served as Vice Chairman of Vericare since January 2012 and as Chairman from 1991 to January 2012. Dr. Cooper is Chairman of the Board of Directors of Hanger, Inc. (NYSE:HGR), a leading provider of orthotic and prosthetic patient care services, where he also serves as a member of the corporate governance and nominating committee and the executive compensation committee. Dr. Cooper is also a director of IPC The Hospitalist Company, Inc. (NASDAQ:IPCM), a leading provider of hospitalist services in the United States, where he serves as the lead independent director and serves on the executive compensation committee.

Paul J. Diaz	Mr. Diaz has served as a director of Kindred since May 2002 and as Chief Executive Officer of Kindred since January 1, 2004. He served as President of Kindred from January 2002 to May 2012 and as Chief Operating Officer of Kindred from January 2002 to December 31, 2003. Mr. Diaz is a director of Davita Health Care Partners, Inc. (NYSE:DVA), a leading provider of kidney care and other healthcare services in the United States and abroad, where he chairs the public policy committee and serves on the nominating and governance committee.

Heyward R. Donigan	Ms. Donigan has served as a director of Kindred since March 2014. Ms. Donigan has served as President and Chief Executive Officer and a director of ValueOptions, Inc., the nation’s largest independent behavioral healthcare and wellness company, specializing in the management for all behavioral health issues and mental health and chemical dependency diagnoses, since 2010. Previously, Ms. Donigan was Executive Vice President and Chief Marketing Officer of Premera Blue Cross, an insurer doing business in Washington, Alaska and Oregon, from 2003 to 2010.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Richard Goodman	Mr. Goodman has served as a director of Kindred since March 2014. Mr. Goodman has had a three-decade career as a global finance executive, most recently serving as Executive Vice President of Global Operations of PepsiCo, Inc. (NYSE:PEP), a leading global food and beverage company, from 2010 to 2011 and as Chief Financial Officer from 2006 to 2010. Mr. Goodman is a director of Johnson Controls, Inc. (NYSE:JCI), a global diversified technology and industrial company serving customers in over 150 countries, where he chairs the audit committee and serves on the executive and finance committees. Mr. Goodman is also a director of The Western Union Company (NYSE:WU), a leader in global payment services, where he chairs the audit committee and serves on the compensation and benefits committee, and Toys “R” Us, Inc., the world’s leading toy and juvenile products retailer, where he chairs the audit committee.

Christopher T. Hjelm	Mr. Hjelm has served as a director of Kindred since June 2011. He has served as the Senior Vice President and Chief Information Officer of The Kroger Co. (NYSE:KR), which operates approximately 2,400 grocery retail stores in 31 states along with a number of convenience stores, jewelry stores, fuel centers and processing plants, since August 2005. Mr. Hjelm served on the Board of Directors of RehabCare Group, Inc. (formerly NYSE:RHB) from July 2007 until June 2011.

Frederick J. Kleisner	Mr. Kleisner has served as a director of Kindred since March 2009. Mr. Kleisner served as President and Chief Executive Officer of Morgans Hotel Group Co. (NASDAQ:MHGC), a hospitality company that owns, operates, acquires, develops and redevelops boutique hotels in the United States and Europe, from September 2007 to March 2011, and as a director from February 2006 to March 2011. From October 2007 to March 2011, Mr. Kleisner served as President and a director of Hard Rock Hotel Holdings, LLC, a destination casino and resort company. Mr. Kleisner is a director of Caesars Entertainment Corporation (NASDAQ:CZR), a global casino entertainment provider where he serves on the audit committee. Mr. Kleisner is also a director and member of the audit and compensation committees of Apollo Residential Mortgage, Inc. (NYSE:AMTG), a real estate investment trust that invests in, finances and manages mortgage-backed securities, mortgage loans, and other residential mortgage assets in the United States. Mr. Kleisner served as a director of Innkeepers USA Trust (previously Other-OTC:INKPP), a real estate investment trust, from November 2007 to August 2011.

John H. Short, Ph.D.	Mr. Short has served as a director of Kindred since June 2011. Dr. Short has served as a member of the Board of Trustees of Seton Healthcare Family, a nonprofit healthcare provider in Texas, since July 2012. Dr. Short served as Executive Chairman of the Board of Directors of Vericare Management, Inc., a provider of mental health services to patients in long-term care facilities, from March 2012 to October 2012, and as President and Chief Executive Officer of RehabCare Group, Inc. (formerly NYSE:RHB) from May 2004 until June 2011, and as a director from 1991 to June 2011. Dr. Short is a director of WellPoint, Inc. (NYSE:WLP), one of the nation’s largest health benefits companies, where he serves on the audit and compensation committees. Dr. Short also serves as a principal of Short Consulting, LLC, a firm that provides business consulting services to a broad range of healthcare providers.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Executive Officers

Paul J. Diaz	Chief Executive Officer and Director. For biographical information, see under “Directors” above.

Benjamin A. Breier	President and Chief Operating Officer since May 2012. He was named Chief Operating Officer in August 2010. Previously he served as Executive Vice President and President of Kindred’s Hospital Division from March 2008 to August 2010. Mr. Breier served as President of Kindred’s Rehabilitation Division from August 2005 to March 2008. Prior to joining Kindred, he served as Concentra, Inc.’s Senior Vice President of Operations from December 2003 to August 2005. He was Concentra’s Vice President of Operations from June 2001 to December 2003. Before this time, Mr. Breier served as Director of Operations at Premier Practice Management, Inc. from January 2000 to May 2001. He joined Premier as Chief Operating Officer in January 1997 and became Chief Executive Officer in June 1998. Premier Practice Management was a subsidiary of Premier, Inc., the largest hospital group purchasing alliance in the U.S. From March 1995 to December 1996, he served as Assistant Vice President at Baptist Health Systems, Inc.

Stephen D. Farber	Executive Vice President and Chief Financial Officer since February 2014. Prior to joining Kindred, Mr. Farber served as Executive Vice President and Chief Financial Officer of Rural/Metro Corporation, the nation’s second-largest provider of ambulance, fire protection and safety services, from May 2013 to December 2013, where he led such company’s financial restructuring efforts. Prior to joining Rural/Metro Corporation, Mr. Farber’s principal roles included serving (1) from 2011 to 2012 as Executive-in-Residence with Warburg Pincus LLC, a global private equity firm, (2) from 2006 to 2009 as Chairman and Chief Executive Officer of Connance, Inc., a predictive analytics provider to healthcare companies, and (3) from 2002 to 2005 as Chief Financial Officer of Tenet Healthcare Corporation (NYSE:THC), at the time, the nation’s second-largest hospital operator. Mr. Farber began his career as an investment banker with JP Morgan and Donaldson, Lufkin & Jenrette.

Michael W. Beal	President, Nursing Center Division. Mr. Beal most recently served as Executive Vice President of the Nursing Center Division’s East Region, one of two regions within Kindred’s Nursing Center Division. He began his career with Kindred more than 22 years ago as a business office manager. He became a licensed nursing home administrator and a district director of operations. Mr. Beal became a Senior Vice President in 2004 and was promoted to Executive Vice President in 2011.

Steven L. Monaghan	President, Hospital Division since October 2013, and as Kindred’s Executive Vice President, Central Region, Hospital Division from January 1999 to September 2013.

M. Suzanne Riedman	General Counsel and Chief Diversity Officer since December 2010 and August 1999, respectively. Ms. Riedman also held the title of Senior Vice President from August 1999 to February 2011.

William M. Altman	Executive Vice President for Strategy, Policy and Integrated Care since May 2012. He served as Kindred’s Senior Vice President, Strategy and Public Policy from January 2008 to May 2012 and as Senior Vice President, Compliance and Government Programs from April 2002 to December 2007.

Joseph L. Landenwich	Co-General Counsel and Corporate Secretary since May 2012. Mr. Landenwich, an attorney and certified public accountant, served as Kindred’s Senior Vice President of Corporate Legal Affairs and Corporate Secretary from December 2003 to May 2012. Mr. Landenwich served as Vice President of Corporate Legal Affairs and Corporate Secretary from November 1999 to December 2003.

Name	Current Principal Occupation or Employment and Five-Year Employment History

Patricia M. Henry	Executive Vice President since March 2014 and President, RehabCare since December 2011. She served as Executive Vice President, Skilled Rehabilitation Services Operations, RehabCare from June 2011 to December 2011. Prior to joining Kindred, Ms. Henry served as Executive Vice President, Operations of RehabCare from October 2006 to June 2011.

Stephen R. Cunanan	Chief People Officer since June 2013. Prior to joining Kindred, Mr. Cunanan served as Chief Human Resources Officer for Catalyst Health Solutions, Inc. (formerly NASDAQ:CHSI), a Fortune 500 pharmacy benefit management and specialty pharmacy organization, from July 2011 to August 2012, and as Global Vice President, Human Resources for Johnson & Johnson (NYSE:JNJ), a Fortune 500 medical devices, pharmaceutical and consumer packaged goods manufacturer, from 2007 through July 2011.

Jon B. Rousseau	President, Care Management Division since July 2013. Prior to joining Kindred, Mr. Rousseau served as Vice President of Global Marketing for Mylan, Inc. (NASDAQ:MYL), a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products, from August 2012 to June 2013, and as Vice President of North American Marketing from May 2011 to August 2012. Prior to joining Mylan, Mr. Rousseau served as Global Senior Director for the continuous glucose monitoring franchise of Medtronic, Inc. (NYSE:MDT), the world’s leading medical device maker, from November 2007 to April 2011, and led major corporate strategic initiatives and business development for multiple business units at Medtronic from February 2006 to November 2007.